Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the captions “Attestation Report of the Registered Public Accounting Firm” and “Principal Accountant Fees and Services” and to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commissions of our reports dated March 30, 2016, with respect to the statements of financial position of Sprott Physical Platinum and Palladium Trust (the “Trust”) as at December 31, 2015 and 2014, and the statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting of the Trust as of December 31, 2015.

We also consent to the incorporation by reference of our reports dated March 30, 2016 in the Registration Statement on Form F-10 (No. 333-195552).

/s/ “Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
March 30, 2016	Licensed Public Accountants